UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 27, 2012.

Exhibit 99.1

GOLAR LNG SEEKS DELISTING FROM OSLO STOCK EXCHANGE

Golar LNG Limited ("Golar LNG" or the "Company") has maintained a dual listing for several years. The Company's shares were originally listed on the Oslo Stock Exchange in July 2001 and were subsequently listed on NASDAQ in the US in December 2002.  Throughout this period the Board has continuously monitored the benefit of having two separate listings.

It has been observed in recent years that an increasing part of the trading in the Company's stock has taken place in New York, while only limited volumes have traded in Norway. The concentration in the US is further supported by the fact that less than 18 % of the total shares, excluding World Shipholding, are currently held in the Norwegian VPS system.

The Board has concluded, supported by these facts, that there are limited benefits in continuing with two separate listings. It is clear that a single listing on NASDAQ and a delisting from Oslo Stock Exchange will lead to significant cost reductions, clearer regulatory requirements, a simplified filing process and most likely increased trading volume in the US as a function of the concentration of trading.

The Board of Golar LNG will in the near term call for an extraordinary shareholder meeting ("EGM") in order to get shareholder support for a delisting from the Oslo Stock Exchange. In accordance with Oslo Stock Exchange rules, such a delisting will need support from two thirds of the shareholders present at the EGM.  Golar's major shareholder, World Ship Holding which owns 45.8%, will vote in favour of the delisting. (It is Golar LNG's intention to try to compensate any direct transaction costs that Norwegian based shareholders will have in converting their VPS shares into shares tradable in the US.)

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

April 27, 2012

Questions should be directed to:

Tor Olav Troim - Director

+44 207 824 5530

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 27, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer